Exhibit 99.1

SMART Technologies Inc.

ANNUAL INFORMATION FORM

For the fiscal year ended

March 31, 2014

Date: May 15, 2014

Table of Contents

GENERAL INTERPRETATION MATTERS	3
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	9
COMPANY OVERVIEW	9
INDUSTRY BACKGROUND	10
CUSTOMERS	12
PRODUCTS AND SOLUTIONS	12
COMPETITION	15
SALES AND DISTRIBUTION	16
PRODUCTION	17
SEASONALITY	17
FACILITIES	17
INTELLECTUAL PROPERTY	17
EMPLOYEES	18
RISK FACTORS	18
GOVERNMENTAL REGULATIONS	18
DIVIDEND POLICY	18
DESCRIPTION OF CAPITAL STRUCTURE	19
CLASS A SUBORDINATE VOTING SHARES AND CLASS B SHARES	19
APRIL 2014 CONVERSION OF CLASS B SHARES INTO CLASS A SUBORDINATE VOTING SHARES	21
PREFERRED SHARES	21
MARKET FOR SECURITIES	21
DIRECTORS AND OFFICERS	22
NAME, OCCUPATION AND SECURITY HOLDINGS	22
ADDITIONAL DISCLOSURE FOR DIRECTORS AND OFFICERS	24
CONFLICTS OF INTEREST	25
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	26
TRANSFER AGENTS AND REGISTRARS	28
MATERIAL CONTRACTS	28
INTERESTS OF EXPERTS	28
AUDIT COMMITTEE	28
AUDIT COMMITTEE CHARTER	28
COMPOSITION OF THE AUDIT COMMITTEE	28
RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE	28
PRE-APPROVAL POLICIES AND PROCEDURES	29
INDEPENDENT AUDITOR SERVICE FEES	29
ADDITIONAL INFORMATION	30
APPENDIX A – AUDIT COMMITTEE CHARTER	31

General Interpretation Matters

Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2014, we mean our fiscal year ended March 31, 2014. Unless otherwise indicated, all references to “$” and “dollars” in this Annual Information Form (“AIF”) mean United States (“U.S.”) dollars. is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response™, SMART Notebook™, SMART Meeting Pro™, LightRaise™, SMART Table®, SMART Podium™, SMART Exchange™, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies Inc. in Canada, the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Forward-Looking Statements

This AIF includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this AIF contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	our ability to maintain sales to the education market that is in decline;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	shifts in product mix from interactive whiteboards to interactive flat panels;

•	difficulty in predicting our sales and operating results;

•	changes to our business model;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to enhance current products and develop and introduce new products;

•	our ability to grow our sales in foreign markets;

•	the development of the market for interactive learning and collaboration products;

•	the potential negative impact of product defects;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	our substantial debt could adversely affect our financial condition;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to manage our systems, procedures and controls;

•	our ability to protect our brand;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to achieve the benefits from and integrate the operations of businesses we acquire;

•	our ability to achieve the benefits of strategic partnerships;

•	the potential negative impact of system failures or cyber security attacks;

•	our ability to manage cash flow, foreign exchange risk and working capital;

•	our ability to manage, defend and settle litigation; and

•	other factors mentioned in the section entitled “Risk Factors.”

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. The foregoing list should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this AIF, including the section entitled “Risk Factors.” Although we believe that the assumptions inherent in the forward-looking statements contained in this AIF are reasonable, undue reliance should not be placed on these statements, which apply only as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data

Unless otherwise indicated, information contained in this AIF concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share is based on information from independent industry organizations such as Futuresource Consulting Ltd. (“Futuresource”), other third-party sources (including industry publications, surveys and forecasts) and management estimates. The Futuresource report referred to in this AIF is the Interactive Whiteboards and Interactive Flat Panel Displays in the Education and Corporate Sectors: Quarterly Market Track—Quarter 4, 2013. “Interactive display” in the Futuresource report collectively refers to the product categories of interactive whiteboards and interactive flat panels.

Unless otherwise indicated, management estimates are derived from publicly-available information released by independent industry analysts and third-party sources, as well as data from our internal research and historical experience, and are based on assumptions made by us based on such data and our knowledge of our industry and markets, which we believe to be reasonable. Our internal research has not been verified by any independent source, and we have not independently verified any of the third-party information to which we refer. While we believe the market position, market opportunity and market share information included in this AIF are generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections of this AIF entitled “Forward-Looking Statements” and “Risk Factors.” These and other factors could cause our results to differ materially from those we have anticipated based on our estimates and those made by independent industry analysts and third-party sources that we take into account when making our estimates.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Alberta) (“ABCA”), on June 11, 2007. On February 26, 2010, we changed our name from SMART Technologies (Holdings) Inc. to SMART Technologies Inc.

On May 13, 2010, our board of directors (the “Board of Directors”) approved a reorganization of the capital of the Company. As part of this reorganization, SMART Technologies Inc. amalgamated with School Amalco Ltd. on June 8, 2010 to form an amalgamated corporation pursuant to the ABCA, which continued under the name SMART Technologies Inc.

Our head office and registered office are located at 3636 Research Road NW, Calgary, Alberta, Canada, T2L 1Y1.

Intercorporate Relationships

The Company has one direct material subsidiary, SMART Technologies ULC, which is wholly owned by the Company. With the exception of one non-material entity, SMART Technologies ULC is the parent company of our domestic and international subsidiaries, all of which are wholly owned, directly or indirectly, by SMART Technologies ULC.

Material subsidiaries of the Company include the following:

Name of Subsidiary	Ownership	Jurisdiction of Incorporation or Organization
SMART Technologies ULC	Direct	Alberta, Canada
SMART Technologies Corporation	Indirect	Delaware, U.S.
SMART Technologies NW Holdings Limited	Indirect	New Zealand

General Development of the Business

Since the Company was co-founded in 1987 by David Martin and Nancy Knowlton, SMART Technologies has become a leading provider of technology solutions that are redefining the way the world works and learns and is the global leader in the interactive display market.

Product and business developments that have influenced the general development of the Company’s business over the last three fiscal years are as follows:

Fiscal 2014

In fiscal 2014, SMART introduced the following new product offerings and features:

•	SMART Notebook 2014 – The latest version of the world’s most powerful and widely used collaborative learning software offers a number of new features designed to make lessons more dynamic, engaging and effective. Announced April 2014 and available spring 2014.

•	SMART amp collaborative learning software – Cloud-based solution designed specifically for education. It allows for a seamless transition between learning environments, supports teachers with access to collaboration-rich resources and offers students greater opportunities to get the most from their academic journey. As web-based software, it is accessible from virtually any internet-enabled device and eliminates deployment costs associated with operating, upgrading or supporting numerous proprietary operating systems. Available spring 2014.

•	SMART Notebook Advantage – An annual paid subscription program for customers using SMART Notebook collaborative learning software. It covers upgrades, add-ons and technical support for SMART Notebook software. Available spring 2014.

•	SMART Meeting Pro 4.0 software – Introduces an innovative approach to working in whitespace and capturing content. With the new Unbound Workspace, users never run out of display area as they navigate and work in any direction, endlessly.

•	SMART Meeting Pro PE (Personal Edition) – Enables users to collaborate on their personal devices beyond the meeting room. Available on Microsoft® Windows® and Mac® operating systems, Meeting Pro PE lets users manage their content before and after a meeting to ensure the full meeting workflow is supported.

•	SMART Board 6065 interactive flat panel for education – The first in a new line of SMART Board interactive flat panels, the 6065 interactive flat panel establishes a new benchmark for interactive displays with improved image quality and features that make the technology easier than ever to use. Announced April 2014 and available June 2014.

•	SMART Room System for Microsoft® Lync® – SMART partnered with Microsoft to deliver our SMART Room Systems for Microsoft Lync. This is a turnkey solution for meeting rooms that provides seamless collaboration through sharing of real-time video, voice and data.

•	SMART Board 8084i and the next generation of 8070i interactive flat panels – Each display offers enhanced multitouch and freestyle multiuser interaction and support touch gestures and object awareness, allowing two people to select, move or write over objects simultaneously with both fingers and pens.

•	SMART Board E70 interactive flat panel – The high-definition, shadow-free 70” (177.8 cm) LED display features low-friction coated glass. The multitouch SMART Board E70 features freestyle multiuser interaction anywhere on the display, enabling students to collaborate without limitations.

•	SMART Board M600 series of interactive whiteboards – The SMART Board M600 series will replace the SMART Board SB600 Series and enables two students to naturally collaborate anywhere on the interactive whiteboard using their fingers, pens or other objects.

•	SMART UX80 ultra-short-throw projector – The new projector is 3D and HD-ready, offers two HDMI inputs, an integrated speaker, and provides teachers with the ability to control two displays simultaneously. The projector features a simple installation and comes with a long-lasting lamp and filter-free design to reduce maintenance costs.

•	SMART UF70 ultra-short-throw projector – The new projector is HD-ready, offers an HDMI input, and provides teachers with the ability to switch between inputs with a single touch. The projector features a simple installation and comes with a long-lasting lamp and filter-free design to reduce maintenance costs.

•	LightRaise 60wi2 interactive projector – The 60wi2 is a wall-mounted, ultra-short throw projector that creates an interactive surface without the need for additional hardware. It provides touch and pen-enabled input, allowing two users to simultaneously write, draw and manipulate content in Notebook collaborative learning software using a finger or an interactive pen. Powered by DLP® technology, the second generation LightRaise produces a crisp, bright image rated at 3000 lumens.

In May 2013, we successfully closed a sale-leaseback of our global headquarters building located in Calgary, Canada for net proceeds of $76.2 million. The term of the lease is 20 years with annual rental payments of CDN$5.9 million subject to an 8% escalation every five years.

In July 2013, we closed our credit facility refinancing. We entered into a $125.0 million four-and-a-half-year senior secured term loan and a four-year, $50.0 million asset-based loan credit facility. The proceeds from this transaction were used to repay our First lien facility, fund transaction costs and for other corporate purposes.

In the third quarter of fiscal 2014, we took action to exit the optical touch sensor business for desktop displays. The business is not part of our core operations, as the components are used primarily for All-in-One desktop PC’s, and profitability was not meeting corporate expectations. The exit aligns with the company’s strategy of focusing on large format displays and innovative software for Education and Enterprise customers. Our market departure will necessitate the winding down of our NextWindow subsidiaries’ operations. We expect the wind down to be completed during fiscal 2015.

In the fourth quarter of fiscal 2014, we appointed Westcon Group as our global distributor for collaboration solutions for Enterprise customers. Westcon Group will distribute SMART enterprise solutions in North America, Latin America, Middle East and Africa and 13 countries in Europe and will facilitate customer opportunities world-wide through its Global Deployment Services Program.

In March 2014, we announced that we will exit our leased Ottawa facility effective August 31, 2014. Following the office closure, we will no longer have a business location in Ottawa. We negotiated the early termination of our lease and will have no further commitments with regard to the facility effective August 31, 2014.

Fiscal 2013

In fiscal 2013, SMART introduced the following new product offerings and features:

•	LightRaise 60wi interactive projector – This is a touch and pen-enabled projector that allows two students to simultaneously interact and collaborate with either a pen or finger. It allows users to turn virtually any surface into an interactive learning.

•	SMART Document Camera 450 – Allows educators and students to record high-definition video and audio, enabling them to capture live demonstrations and student presentations for future use and reference.

•	SMART Table 442i collaborative learning center – Designed for durability in active classrooms and is supported by a virtually untippable pedestal base that makes it easy for all students, including students in wheelchairs, to engage in active discussions and small group collaboration activities.

•	SMART Notebook 11 collaborative learning software – Version 11 offers new features for enhanced interactivity, creativity and efficiency.

•	SMART Notebook App for iPad – Allows students to use SMART Notebook collaborative learning software on their personal or school-owned iPad.

•	SMART Notebook Web – A web-based version of SMART Notebook software that enables teaching and learning anywhere using any mobile device with an Internet connection.

•	Bridgit conferencing software version 4.6 – The new version of Bridgit software provides superior video quality and enhanced collaboration with an intuitive interface and support for nine simultaneous video streams.

•	SMART Response assessment software 2012 – Features new educational standards and cognitive level question tagging, enhanced Teacher Tools reporting and image support for the SMART Response VE interactive response system.

We experienced significant changes in our senior management in fiscal 2013. In April 2012, our founders David Martin and Nancy Knowlton stepped down and Tom Hodson, who was our Chief Operating Officer, assumed the role of Interim Chief Executive Officer as we searched for a permanent Chief Executive Officer. In October 2012, Neil Gaydon was appointed our President and Chief Executive Officer, and Tom Hodson departed in February 2013. In November 2012, Warren Barkley was appointed Chief Technology Officer, which was a newly created role. In addition, Kelly Schmitt was appointed Vice President, Finance and Chief Financial Officer in November 2012.

In December 2012, we announced a restructuring to increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we reduced our workforce by approximately 25%.

Fiscal 2012

In fiscal 2012, SMART introduced the following new product offerings and features:

•	Fifth-generation interactive whiteboard system – The new interactive whiteboard system features the ultra-short-throw standard SMART UF75 or widescreen SMART UF75w projectors and is available with the SMART Board 400i, 600i and 800i series.

•	SMART Podium 500 series interactive pen display – The display provides the functionality of a SMART Board interactive whiteboard, optimized for individual use, and enables business users and educators to turn any work area or classroom into an interactive collaboration space.

•	Four new models of collaboration systems for business (the SMART Board 885ixe, 885ie, 880ie and 8070ie appliance-based interactive displays) – These systems offer users the full functionality of writing on an interactive whiteboard, browsing the Web, viewing PDF files and engaging in remote and local collaboration without the need for a dedicated in-room computer. A built-in appliance in each of the systems provides an intuitive, walk-up-and-use experience, enabling users to quickly start their meetings.

•	SMART Board interactive overlay – The overlay can be added to numerous LCD or plasma flat-panel displays to enable touch and ink interactivity. Features SMART’s patented DViT® (Digital Vision Touch) technology.

•	LightRaise 40wi interactive projector – The LightRaise projector is a pen-enabled, ultra-short-throw projector that can turn nearly any surface into an interactive learning space.

•	SMART Board 8055i interactive flat panel – A commercial-grade, high-definition LCD flat-panel with presence detection. Its multitouch surface supports freestyle interaction, touch gestures and object awareness.

•	SMART Meeting Pro 3.0 software – New features include integration with Microsoft Exchange for access to meeting productivity tools, such as a meeting progress bar, an extend-meeting function, e-mail distribution and a business content gallery. It also includes a new SMART Ink, which enables users to write directly into applications that support inking tools and to display smoother writing.

•	Bridgit 4.5 conferencing software – New features include the ability to resize video windows and viewer screens and to automatically join meetings through SMART Meeting Pro. The software also includes features that enable remote participants to virtually knock to join a meeting and raise their hand to ask questions without disrupting the flow of the meeting. Existing features include multitouch support, two-way inking and the ability for remote users to see multiple shared screens.

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased facility in Ottawa, Canada, to contract manufacturers.

In August 2011, our Board of Directors approved a share repurchase program and normal course issuer bid for the purchase and cancellation of up to 4,000,000 of our Class A Subordinate Voting Shares. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. During the share repurchase plan period, the Company repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 for a total purchase price of $10.5 million.

The Company made significant debt repayments in fiscal 2012. During fiscal 2012, the remaining balance of $45.0 million of the Second lien facility was repaid.

Description of the Business

Company Overview

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART solutions include interactive large format displays, collaboration software and services that enable highly interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by its complete, integrated solutions, superior performance and ease of use. We introduced the world’s first interactive whiteboard in 1991 and we remain the global leader in the interactive display market with over 3.0 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In education, our solutions have transformed teaching and learning in over 2.8 million classrooms worldwide, reaching over 65 million students and teachers based on an assumed average classroom size of 24 students. In enterprise, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We also offer a number of interactive display products including SMART Board interactive whiteboards and flat panels, LightRaise interactive projectors, the SMART Table interactive learning center and the SMART Podium. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting room technology platform. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers.

Our interactive displays continue to be differentiated by interactive room-based collaboration software which is bundled with our displays. SMART Notebook is a standard for teaching and learning in education and SMART Meeting Pro is the key differentiator in our enterprise solutions. In recent years, the increasing utilization of tablets and smartphones in both education and enterprise has provided new software opportunities that SMART is capitalizing on. In Education, educators and administrators face the challenge of uniting various classroom technologies without significant cost and complexity. We have recently introduced cloud-based software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings and build a recurring revenue stream. SMART amp is our universal software solution for education that connects any interactive display, PC, laptop, tablet, or smart phone, while enabling teachers and students to collaborate in real time through in-class assessment, connect to shared digital work spaces and interact with Web-based learning materials, regardless of location or device. The hosting of the software in the cloud eliminates costs associated with supporting numerous proprietary operating systems and applications. In Enterprise, workers use our SMART Meeting Pro Personal Edition software to prepare and work with content pre- and post-meetings or other working sessions.

Industry Background

Interactive Displays

An interactive display is a large-format display that enables users to collaborate, control computer applications, write in digital ink and interact with information in real time. We pioneered the interactive whiteboard product category, selling the first interactive whiteboard in 1991. As technology progressed over the last two decades, the interactive display market has evolved to include a wide array of products. Our interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, the SMART Podium interactive pen display and the SMART Table interactive learning center.

As we define it, an interactive display enables teachers, students and meeting participants to view and interact with presentations and information in real time. With collaborative software, an interactive display can enable both local and remote collaboration. Because of its network connectivity capability, interoperability with multiple related attachment solutions and central physical location, an interactive display can serve as the focal point for interaction and collaboration in classrooms, meeting rooms and even virtual spaces. In addition to being an important standalone collaboration tool, interactive displays can integrate with other technologies, including unified communication and collaboration solutions and video, web and audio conferencing, to enable groups to work more efficiently and reduce the time and costs of travel.

We believe that significant opportunities exist in the education and enterprise markets for interactive displays and complementary hardware and software products. According to Futuresource, global classroom penetration rates were 18% as of December 31, 2013. In enterprise, our products enable more effective and efficient on-site and remote participant meetings, improving efficiency and decision-making. Futuresource estimates that the enterprise market currently represents less than 10% of global interactive display sales and we estimate that there are 38.9 million meeting rooms worldwide.

Software

A key contributor to the value and user experience of an interactive display is the software used with the display. To fully benefit from the hardware, software must provide the ability to annotate over digital content, the ability to capture digital ink as content is created from scratch, and the ability for users or multiple users to work with content (e.g. select, pan, move, zoom, etc.). Additional value is derived when software enables screen sharing within rooms or over distance and/or allows users to interact with content and touch content from remote displays.

Our Notebook software is the world’s most widely used collaborative learning software, with over 3 million active users around the globe. SMART Notebook brings learning to life, allowing teachers to create high-impact lessons, access high-quality education content and engage students with unique interactive learning. With new licensing options, SMART Notebook is now available on other interactive hardware to create a standardized learning platform across schools or districts. SMART Notebook site licenses enable easy administration and standardization. SMART Notebook Advantage software maintenance provides on-going upgrades, updates and support.

Building on the strength and loyalty of SMART Notebook, we recently launched SMART amp, a cloud-based student-centered collaborative learning platform ideal for device-enabled personalized learning environments in K–12. SMART amp provides educators with a digital learning platform which works with any operating system and mobile device, providing flexibility in hardware choices over time.

In Enterprise, SMART Meeting Pro is the room-based collaborative software sold with our interactive displays. It features an unlimited digital whiteboard, consistent, high quality digital ink, and enables users to navigate through content and programs. It can be used with SMART Bridgit to add basic audio and video connectivity and data sharing, or can work with third party unified communications and collaboration offerings such as Microsoft Lync.

The Education Market

The education market has historically been the most receptive to adopting interactive display solutions, most notably interactive whiteboards. In calendar 2013 we had 41% category share worldwide, excluding China and a 60% share in the Americas in the interactive display market, more than double our nearest competitor. We believe this success is a result of the benefits that our collaborative learning solutions provide to teachers, students and administrators, which include the following:

•	Fully integrated products comprising software, hardware and accessories;

•	Proprietary touch technology that can facilitate multitouch interaction and enable one or more students to collaborate using a pen, finger or other objects (especially useful in early education or for making learning environments more accessible);

•	The ability to easily save, share and access digital lessons from anywhere using a web-based version of our SMART Notebook software;

•	A family of interactive display hardware options at a wide variety of price points;

•	Products to support students who physically are in remote locations;

•	Tools and resources to assist teachers in moving easily between a variety of activities and learning environments, creating more compelling lessons for students with a variety of learning styles; and

•	An online community containing over 65,000 resources where teachers can share their best content and practices, thus decreasing the demand on teacher planning and preparation time.

The market for interactive displays exhibits varying dynamics on a geographical basis. In North America, education funding constraints, high classroom penetration rates and the proliferation of tablets has led to a recent decline in interactive display demand. We believe that the opportunity for interactive displays in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. Futuresource estimates that there are approximately 38 million teaching spaces in the world, with a global interactive display penetration rate of only 18% as of December 31, 2013. In addition, Futuresource estimates that most other large countries in Europe, Asia and Latin America currently have far lower penetration rates of interactive displays in classrooms than in mature markets such as the United States (60%) and the United Kingdom (92%). Accordingly, we believe that these markets represent opportunities for future growth. In certain mature markets such as the United Kingdom, which has the highest interactive whiteboard penetration rate in the world, we are seeing evidence of a replacement cycle beginning, which we anticipate could bring stability to the market.

Educators and administrators are faced with the challenge of updating, monitoring and integrating different technologies and content for student use across a range of devices, including tablets, computers, mobile phones and their differing platforms. Recent investments in tablets have caused a portion of education budgets to be redirected away from spending on interactive displays. However, this has created new opportunities for education technology providers. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in both interactive display hardware and software when they occur. SMART amp is our universal software solution for education that connects any interactive display, PC, laptop, tablet, or smart phone, while enabling teachers and students to collaborate in real time through in-class assessment, connect to shared digital work spaces, and interact with Web-based learning materials, regardless of location or device. This combined with our SMART Notebook software and SMART Exchange offers classrooms a complete collaborative learning experience.

The Enterprise Market

The enterprise market for interactive displays, meeting room solutions and software represents an attractive growth opportunity for us because of the desire of companies to improve the quality of collaboration, to enable a more effective and productive workforce and to reduce the time and costs of travel. In meeting rooms, our solutions help achieve the following:

•	Enhance brainstorming and collaboration by providing a real-time focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations;

•	Reduce the difficulty and time commitment of online conferencing by providing users with a simple intelligent conferencing solution that can begin a meeting with a single click of a button;

•	Add a tangible, interactive dimension to conferencing that enables attendees to visualize a situation or concept and make decisions based on that visualization;

•	Save time and enhance productivity by enabling users to save and distribute their collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note taking;

•	Allow users to create and enhance collaboration files anytime, anywhere, to keep projects running on time, on quality and on margin;

•	Realize cost savings not only by reducing travel needs, but also by improving internal communication and team building; and

•	Enable participants to access and annotate digital files and use applications in real time.

Customers

We currently sell our interactive displays through our reseller network to our customers in both education and enterprise. Although we do not sell to these end users directly, we consider them to be our customers. Our principal markets are the U.S., Canada, UK, Germany and the Nordics (Denmark, Sweden, Norway and Finland). We estimate that the education market accounted for approximately 75% of our revenue in fiscal 2014, while the enterprise market accounted for the remainder of our revenue.

Education – Examples of our customers in the education sector include North American educators at the Charleston County School District, South Carolina, Corpus Christie Independent School District, Texas, Commission Scolaire Marguerite-Bourgeoys, Quebec and Orange County Public Schools, Florida. International customers in the education sector include the City of Hamburg, Germany and the Ministry of Education for the Kingdom of Saudi Arabia. Futuresource estimates that 60% of all U.S. classrooms have interactive displays and that our market share of the interactive display product category was 60% in the U.S. and 41% worldwide excluding China in calendar 2013.

Enterprise – Examples of our enterprise customers include Plantronics, Inc., Microsoft Corporation, Marquette University, British Telecommunications plc, Royal Borough of Kensington, Novo Construction, Rikon and Turner Construction Company.

Products and Solutions

We are a leading provider of technology solutions that facilitate and improve collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. We deliver an integrated solution of hardware, software and services designed for superior performance and ease of use. We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. We generated approximately 79% of our revenue from sales of our interactive displays and integrated projectors during fiscal 2014 and 2013.

Our products provide the following benefits:

•	Enhanced collaboration. Our products bring people and their ideas together through the use of a common visual workspace whether they are in the same room or in different locations. Our software is designed specifically for touch and facilitates the communication of educational material, the development of ideas and visual-based decision making. The outcomes of these learning and collaboration efforts are recordable so they can be easily saved and distributed.

•	Complete solution. The combination of our hardware, software and services creates an industry-leading user experience. For education customers, our Notebook software enables educators to create and record lesson content using our extensive gallery of educational material as well as our SMART Exchange, which contains over 65,000 pieces of educational content, the majority of which is free to access and download. SMART amp is our universal software solution for education that connects any interactive display, PC, laptop, tablet, or smart phone, while enabling teachers and students to collaborate in real time through in-class assessment, connect to share digital work spaces, and interact with Web-based learning materials, regardless of location or device. For enterprise customers, our Meeting Pro software creates the capability to use the interactive display as an interactive focal point in meetings by either using the functionality within Meeting Pro or using this software in conjunction with third-party software. When using our hardware and software products, the responsiveness and accuracy of the touch experience, in conjunction with our inking software, creates a digitized experience that is exceptionally intuitive. Our SMART Room System for Microsoft Lync offers a turnkey solution for meeting rooms that simplifies the collaboration experience for both virtual and face-to-face participants and provides seamless online collaboration through sharing of real-time video, voice and data.

•	Integrated design. Our products can be integrated with other SMART products as well as third-party hardware and software to provide flexible and diverse interactive display tools.

SMART in education

SMART collaborative learning solutions are easy to adopt, use, integrate and implement. They combine collaboration software with a comprehensive line of interactive displays, curriculum and assessment products, and implementation and maintenance products and services. Together, they provide flexible solutions that can enhance learning for every style of learner in a variety of learning environments.

At the core is SMART Notebook collaborative learning software, our widely used software application that makes it easy for teachers to create engaging lessons and collaborative exercises for K–12 learning environments. We estimate that our products are used by over 60 million students and in over 100 countries. SMART amp is our universal software solution for education that connects any interactive display, PC, laptop, tablet, or smart phone, while enabling teachers and students to collaborate in real time through in-class assessment, connect to share digital work spaces, and interact with Web-based learning materials, regardless of location or device.

Our core products for the education market include:

•	SMART Board interactive whiteboards. A large, touch-enabled interactive whiteboard that combines the simplicity of a traditional whiteboard with the power of a computer. Lets users deliver dynamic lessons, write notes in digital ink and save their work, all with the simple touch of a finger.

•	SMART interactive flat panels. Combines the touch capabilities of a SMART Board interactive whiteboard with the crisp high-definition visuals of flat-panel technology.

•	LightRaise interactive projectors. Includes both pen-only and pen- and touch-enabled, ultra-short-throw projectors that can turn nearly any surface into an interactive learning space.

•	SMART Table interactive learning center. A multitouch, multiuser interactive learning center that allows groups of early education students to work simultaneously on one surface.

•	SMART Podium. A display that enables presenters to project their work on a large screen and interact with the material.

•	SMART Document Camera. A portable device that offers teachers a convenient way to display and explore images of objects, including 3D content, without losing the momentum of the lesson.

•	SMART Notebook collaborative learning software. Easy-to-use software that enables teachers to create, deliver and manage interactive lessons with a single application.

•	SMART Notebook Advantage software maintenance plan. An annual paid subscription program for customers that covers upgrades, add-ons and technical support for SMART Notebook software.

•	SMART amp collaborative learning software. A web-based software that is accessible from virtually any internet-enabled device and eliminates deployment costs associated with operating, upgrading or supporting numerous proprietary operating systems.

•	SMART Exchange. An online community with over 65,000 resources for educators, including standards-correlated digital lessons, assessment files, interactive widgets, copyright-cleared content and add-ons for our SMART Notebook software.

SMART in enterprise

We offer a full range of visual collaboration solutions, consisting of intuitive software combined with touch-sensitive interactive displays, remote conferencing capabilities, interoperability and comprehensive services to increase engagement and foster effective teamwork.

Our enterprise collaborative solutions bring together five key components:

•	Powerful collaboration software. Intuitive software that makes it easy to share information, capture ideas and determine next steps. Our software features virtually unlimited digital whiteboard space, the ability to write notes over any application, options for saving work and integration with Microsoft Exchange. Our SMART Meeting Pro PE software can be used on a variety of devices.

•	Intuitive interactive displays. By combining interactivity and sleek design with the simplicity of familiar meeting room tools, our displays can help business teams transform virtually any space into an active collaboration setting.

•	Dispersed collaboration options. Our solutions make it easy to connect with dispersed teams and individuals around the world. From Bridgit conferencing software to interoperability with the remote-connectivity products businesses already use (such as Microsoft Lync), our solutions enable colleagues and customers to participate fully in collaboration sessions from virtually anywhere.

•	Comprehensive services. Our support, software maintenance and education services are designed to ensure that visual collaboration solutions are implemented successfully and continue operating at peak performance, giving business teams the ability to work to their full potential.

•	Industry compatibility. Visual collaboration solutions are integrated with Microsoft Office and support a growing list of industry-specific software products, adding the natural experience of touch interfaces and digital ink to the applications businesses use every day.

Our core solutions for the enterprise market include our SMART Board interactive flat panels and whiteboards, along with:

•	SMART Room System for Microsoft Lync. This is a turnkey solution for Lync meeting rooms that provides seamless collaboration through sharing of real-time voice, video and data. This system features the following hardware components created by SMART: 55”, 70” or 84” interactive display; ultra-wide-angle high definition camera; echo-cancelling microphone and speakers; customized wall stand and cable-routing system; and desktop control module.

•	SMART Meeting Pro software. Enables users to make notes over any available application and capture ideas easily into virtually unlimited interactive whiteboard space.

•	SMART Meeting Pro PE. Allows users to create and edit SMART Meeting Pro software collaboration files anytime, anywhere on a variety of devices to keep projects running on time, on quality and on margin.

•	Bridgit conferencing software. Allows businesses to share screens, voice, video and data with remote participants.

•	SMART Meeting Pro connector for Microsoft Lync. Allows users to start up meetings quickly and stay connected through Microsoft Lync as they work with remote colleagues, writing over any application in digital ink and using intuitive whiteboarding tools.

Competition

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Seiko Epson Corp., Samsung Electronics Co., Sharp Corporation, BenQ Corporation, Hitachi, Ltd., and LG Electronics, Inc. Additionally, makers of personal computer technologies, tablets, television screens, meeting room systems, smart phones, collaboration technologies and other technology companies such as Apple Inc., Cisco Systems, Inc., Polycom, Inc., Crestron Electronics, Inc., Dell Inc., Hewlett-Packard Company, Google Inc., and Microsoft Corporation have provided, and continue to provide, integrated products and services that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. For example, demand for our interactive displays has been negatively impacted by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future. We also compete with other software providers such as Promethean World Plc, RM plc and Prezi.com that provide software offerings with similar features to our software products. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business.”

Our Competitive Strengths

Established Global Category Leader with Premier Brand. We are the global leader in the interactive display product category and we believe we offer the most complete and integrated line of interactive display solutions for schools and enterprises. We have over 20 years of research and development behind our solutions portfolio, having introduced the world’s first interactive whiteboard in 1991. We believe that we are the most recognized brand name in the interactive display product category. In calendar 2013, our share of the category was 60% in the Americas and 41% worldwide excluding China according to Futuresource.

Large and Loyal User Base. Based on our current installed base in primary and secondary education and an assumed average classroom size of 24 students, we estimate that over 65 million students and their teachers currently use SMART Board interactive displays and other SMART products worldwide. We believe that our users are loyal to our products because of the quality of their user experience, their familiarity and comfort with our products, the capabilities of our Notebook collaborative learning software and the access they have to

SMART Exchange, which contains over 65,000 individual learning resources. This brand loyalty from consumers will help to drive adoption of our new product offerings, as well as, assist us in capturing future replacement sales or upgrades to interactive flat panels.

Portfolio of Innovative Solutions. We have developed multiple generations of proprietary optical-touch products and associated software solutions. Our commitment to innovation and technological advancement has resulted in 140 patents issued in the United States, 226 patents issued in other countries and approximately 182 patent applications pending worldwide as of March 31, 2014. Our products are intuitive, easy to use and seamlessly integrate with our complementary products and the products of many third parties. Over the past twelve months we have announced several new products, including the SMART Board 8084i and the next generation of 8070i interactive flat panels for enterprise, the SMART Board E70 interactive flat panels for education, the LightRaise 60wi2 interactive projector, the SMART UX80 and UF70 ultra-short-throw projectors, the SMART Board M600 series of interactive whiteboards, SMART amp collaborative learning software, SMART Meeting Pro 4.0 software, SMART Meeting Pro Personal Edition software and SMART Notebook 2014.

Large and Growing Ecosystem. As a result of our category-leading position in interactive displays and our broad user base in education, many end users and professional content developers work with SMART Notebook collaborative learning software to develop content for education, such as lessons with integrated multimedia. This content can be freely shared through the SMART Exchange, our content-sharing website, where we also sell premium content that has been developed by professional third parties. In enterprise, we have formed alliances with enterprise market leaders and have enabled integration with widely adopted unified communication and collaboration solutions, such as Microsoft Lync.

Well-established Global Distribution Network. We have spent almost 20 years building our global network of approximately 235 direct resellers and distributors. Our reseller network continues to grow as we add specialized and knowledgeable resellers for the enterprise market. We believe that our strong global network of knowledgeable resellers and distributors is a critical competitive advantage as we seek to increase our revenue generated outside North America and the United Kingdom.

Sales and Distribution

We have distinct sales and distribution models for education and enterprise products.

For our education products in the United States and Canada, we use a one-tier structure that currently includes approximately 170 resellers. We sell our products and solutions to these resellers, who then resell our products directly to our end users. Under rare circumstances we may occasionally sell directly to end users. In the rest of the world, we use a two-tiered system, through approximately 60 distributors. These distributors primarily sell our products to resellers, who in turn sell to end users or to end users directly.

For our enterprise products, during fiscal 2014 we moved from a one-tier structure in North America to a distributor model. This included the introduction of Westcon Group North America and Westcon Canada Systems Inc. as our distributors in the United States and Canada, respectively. Our transition from selling direct to resellers to selling through a distributor provided SMART with an opportunity to access Westcon’s established reseller channel in North America. Outside of North America, we continue to rely on the distributor network used by education; however, we recently added Westcon EOL for Europe to expand our channel specific to enterprise sales in some regions.

For fiscal 2014, the largest 50 resellers and distributors accounted for approximately 73% of our global revenue, and no individual reseller accounted for more than 9% of our revenue.

Production

All our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. Most of these third parties are located outside Canada and the United States. Final assembly of our interactive display products is currently performed by contract manufacturers in Mexico, China, Eastern Europe, and Korea.

For our hardware products, our involvement in the design process for products manufactured by third parties varies. For certain products, we control the entire design process internally and then outsource manufacturing and assembly in order to achieve lower production costs or build products in specific regions. For other products we work with original equipment manufacturers and original design manufacturers during the design process to create the product and then introduce it into production, typically using their production processes.

We contract most of our warehouse and logistics functions to third parties in North America, Europe and Asia. These third parties warehouse our products, ship orders on our behalf, and perform certain other product-return and product-upgrade functions.

We generally control sourcing decisions for key materials and services that are incorporated into our products. We are directly involved in negotiating pricing of these materials and services. We work to source products and components from a network of approved suppliers with a view to managing supply chain risk and competitiveness. Component availability and pricing of components may also be affected by the volumes we generate, compared to the volumes a competitor may require.

Seasonality

Our revenues tend to be higher in the first and second quarters of our fiscal year, when educators and administrators in North America are outfitting their classrooms prior to the start of the school year.

Facilities

We lease and occupy our 205,000 square foot (19,000 m2) global headquarters building in Calgary, Canada, which is used for substantially all of our operations.

We also lease a total of 258,000 square feet (24,000 m2) of office and warehouse space in Ottawa, Canada. Certain product development, procurement and logistics functions are carried out in the office space. We ceased using the warehouse space in December 2011 as a result of the transfer of the remainder of our interactive display assembly operations to contract manufacturers. In March 2014 we announced we will exit our leased Ottawa facility effective August 31, 2014. Following the office closure, we will no longer have a business location in Ottawa.

We also lease additional smaller facilities in North America and globally.

Intellectual Property

Our commercial success depends to a significant degree on our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the U.S. and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patent and patent applications for technologies relating to interactive whiteboards and other complementary products in Canada, the U.S., New Zealand and other countries.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights.

To broadly protect our inventions, we have in-house patent professionals and also consult with outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, we own rights to an array of patented and patent pending technologies relating to interactive displays and collaboration solutions technology.

It is our general practice to enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of our proprietary information. In addition, we generally enter into agreements with employees that include an assignment to us of all intellectual property developed in the course of employment.

We also enter into various types of licensing agreements related to technology and intellectual property rights. We may enter agreements to obtain rights that may be necessary to produce and sell our products and we may also license our technology and intellectual property to third parties through various licensing agreements.

We actively attempt to protect, maintain and enforce our intellectual property rights as we determine appropriate and have initiated litigations against companies that we believe have infringed or violated our intellectual property rights.

Employees

As of March 31, 2014, the Company and its subsidiaries employed 908 employees worldwide. The following table sets forth information concerning our employees by geographic location for the past three fiscal years.

	Fiscal Year Ended March 31,
	2014	2013	2012
Canada	689	748	1,110
United States	92	79	140
Other Countries	127	215	275

	908	1,042	1,525

Risk Factors

Additional information regarding all other Risk Factors is disclosed in Management’s Discussion and Analysis (“MD&A”), for the fiscal year ended March 31, 2014, as filed on May 15, 2014, which is incorporated by reference into this AIF. The MD&A is not contained within, or attached to this AIF, and the MD&A may be accessed by the reader of this AIF on SEDAR at www.sedar.com. This AIF must be read together with the MD&A in order to provide full, true and plain disclosure of all material facts related to our company’s risk factors.

Governmental Regulations

The Company is subject to laws and regulations enforced by various regulatory agencies, such as the U.S. Consumer Product Safety Commission and the U.S. Environmental Protection Agency. For a detailed description of the material effects of government regulations on the company’s business, see “If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance”, “Customer demands and new regulations related to conflict-free minerals may force us to incur additional expenses” and “We are subject to risks inherent in foreign operations” in the section entitled “Risk Factors––Risks Related to Our Business” disclosed in the MD&A.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain all our available funds for use in the operation of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board of Directors considers to be relevant. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future.

Description of Capital Structure

The following is a description of the material terms of our Class A Subordinate Voting Shares, Class B Shares and Preferred Shares as set forth in our articles and bylaws, certain agreements affecting the rights of certain of our shareholders and certain related sections of the ABCA, the Delaware General Business Corporation Law (“DGCL”), and certain other Canadian laws as may be applicable.

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

As of March 31, 2014, we have issued and outstanding 41,761,773 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares. Pursuant to our articles we cannot issue additional Class B Shares without the consent of 100% of the holders of our Class B Shares.

Class A Subordinate Voting Shares and Class B Shares

Except as otherwise described herein, the Class A Subordinate Voting Shares and Class B Shares are equal in all respects and will be treated as shares of a single class.

Shareholder Meetings; Voting

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of our shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise described below or in the ABCA.

Certain Class Votes

So long as any Class B Shares are outstanding, we may not effect any of the following without the consent of the holders of at least two-thirds (and in the case of the last two bullets below, 100%) of the outstanding Class B Shares, voting separately as a class:

•	any proposed amalgamation involving us in respect of which the ABCA requires that the approval of our shareholders be obtained;

•	any proposed plan of arrangement pursuant to section 193 of the ABCA involving us in respect of which the ABCA, or any order issued by the Court of Queen’s Bench of Alberta pursuant to section 193 of the ABCA, requires that the approval of our shareholders be obtained;

•	any proposed sale, lease or exchange of all or substantially all our assets or property in respect of which the ABCA requires that the approval of our shareholders be obtained;

•	any issuance or creation of shares of any class or series that entitle the holders thereof to more than one vote per share; or

•	any issuance of Class B Shares or securities convertible into or exchangeable for Class B Shares, including any options, warrants or rights to acquire Class B Shares.

Dividends; Rights on Liquidation, Dissolution or Winding Up

The Class A Subordinate Voting Shares and the Class B Shares rank pari passu, share for share, as to the right to receive dividends and to receive our remaining property and assets on a liquidation, dissolution or winding up. The holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to

•	receive such dividends as our Board of Directors determines in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only; and

•	receive in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, our remaining property and assets, in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only.

The Class A Subordinate Voting Shares and the Class B Shares are subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the Preferred Shares.

Conversion

Each Class B Share is convertible at any time, at the option of the holder, into one Class A Subordinate Voting Share. The Class A Subordinate Voting Shares are not convertible into any other class of shares.

Our Class B Shares may be held only by certain “permitted holders,” a term which generally refers to the original holder of such Class B Shares and to certain entities controlled by that original holder as follows:

•	in the case of Class B Shares originally issued to IFF Holdings Inc. (“IFF”), “permitted holder” means any of: (a) IFF, (b) Nancy Knowlton, (c) David Martin, (d) any trust that has as its majority trustee or trustees, either or both of Nancy Knowlton and David Martin and of which all the beneficiaries comprise any of Nancy Knowlton, David Martin, members of their families, close personal friends or a registered charity, and (e) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by one or more of the persons referred to in clause (a), (b), (c) or a trust referred to in clause (d);

•	in the case of Class B Shares originally issued to Apax Partners, “permitted holder” means any of: (a) Apax Partners, and (b) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by Apax Partners; and

•	in the case of Class B Shares originally issued to Intel Corporation, “permitted holder” means any of: (a) Intel Corporation, and (b) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by Intel Corporation.

Upon the sale, transfer, assignment or other conveyance of Class B Shares to a person that is not a permitted holder with respect to such Class B Shares, such Class B Shares will automatically convert to Class A Subordinate Voting Shares.

All Class B Shares owned by a permitted holder will convert automatically into Class A Subordinate Voting Shares upon the first to occur of

•	such permitted holder ceasing to be such; or

•	such time as the total number of Class B Shares beneficially owned and controlled by such holder together with any other permitted holder of such holder is less than 10% of the total number of outstanding Class B Shares and Class A Subordinate Voting Shares.

In addition, all Class B Shares, regardless of the holder thereof, will convert automatically into Class A Subordinate Voting Shares upon the first to occur of such time as Nancy Knowlton and David Martin (together or individually) do not beneficially own and exercise control and direction over, directly or indirectly, more than 50% of the voting shares of IFF or any successor of IFF; or such time as neither Nancy Knowlton nor David Martin is our employee, officer or director.

April 2014 Conversion of Class B Shares into Class A Subordinate Voting Shares

On April 17, 2014, David Martin and Nancy Knowlton resigned from the Board of Directors. In accordance with the provisions of the Company’s articles and share provisions, all of the issued and outstanding Class B Shares of the Company have automatically converted into single vote Class A Subordinate Voting Shares, such conversion being effective commensurate with the resignations of Mr. Martin and Ms. Knowlton. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company.

Preferred Shares

We are authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the ABCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our Board of Directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the Class A Subordinate Voting Shares and Class B Shares. Any issuance of shares of any class or series that entitle the holders thereof to more than one vote per share requires the prior approval of the holders of 100% of our Class B shareholders. As of the date hereof, no Preferred Shares are outstanding.

Market for Securities

Class A Subordinate Voting Shares

The Company’s Class A Subordinate Voting Shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “SMA” and the NASDAQ Global Select Market (“NASDAQ”), under the symbol “SMT.”

The following table sets out the volume of trading and price ranges of the Company’s Class A Subordinate Voting Shares on the TSX and NASDAQ.

	Class A Shares – TSX		Class A Shares – NASDAQ
Month	Price Range (CAD)	Share Volume	Price Range (USD)	Share Volume
April 2013	$1.30 – $1.52	554,061	$1.26 – $1.50	1,695,757
May 2013	$1.32 – $1.57	160,221	$1.14 – $1.55	1,213,085
June 2013	$1.31 – $1.50	310,636	$1.27 – $1.47	1,358,165
July 2013	$1.39 – $2.00	204,868	$1.32 – $1.95	2,534,620
August 2013	$1.85 – $2.64	573,461	$1.74 – $2.70	6,965,906
September 2013	$2.30 – $3.25	295,406	$2.17 – $3.16	3,846,106
October 2013	$2.65 – $3.11	314,455	$2.53 – $2.94	2,349,674
November 2013	$2.00 – $2.85	409,402	$1.87 – $2.75	3,209,527
December 2013	$2.06 – $2.60	211,791	$1.93 – $2.29	1,798,222
January 2014	$2.11 – $2.80	232,472	$2.00 – $2.57	1,411,388
February 2014	$2.32 – $4.40	1,484,985	$2.13 – $3.97	11,649,088
March 2014	$3.92 – $5.90	1,407,662	$3.51 – $5.28	9,533,580

Directors and Officers

Name, Occupation and Security Holdings

Information is given below with respect to each of the directors and officers, including all positions held with the Company, present principal occupation and principal occupations during the last five years as of March 31, 2014. The term of office of each director expires at the next annual general meeting of shareholders.

Directors and Officers (Name and Place of Residence)	Director Since	Position(s) with the Company	Principal Occupation in the Preceding Five Years
David Martin(1) Alberta, Canada	1987	Chairman(4)(6) of the Board of Directors	Chairman, Byye Group; Chairman, Executive Chairman, SMART

Nancy Knowlton(1) Alberta, Canada	1987	Director	CEO, Byye Group; President and Chief Executive Officer, SMART

Gary Hughes(2) Scotland, UK	2013	Director	Operating Executive, APAX Partners LLP; Corporate Director

Michael J. Mueller(3)(6) Ontario, Canada	2010	Director	Corporate Director

Robert C. Hagerty(3)(4)(6) California, United States	2010	Lead Director	CEO and Director, iControl, Inc.; Director, Chief Executive Officer, President, Polycom, Inc.; Corporate Director

Ian McKinnon(3)(5) Ontario, Canada	2013	Director	Corporate Director

Neil Gaydon Alberta, Canada	2012	President, Chief Executive Officer and Director	Director and Chief Executive Officer, Pace PLC

Kelly Schmitt Alberta, Canada	N/A	Vice President, Finance and Chief Financial Officer	Corporate Controller, Treasurer, SMART

Warren Barkley Alberta, Canada	N/A	Chief Technology Officer	General Manager, Microsoft

Jeffrey A. Losch Alberta, Canada	N/A	Vice President, Legal and General Counsel	Vice President, Legal and General Counsel, SMART

(1)	On April 17, 2014, Mr. Martin and Ms. Knowlton resigned from the Company’s Board of Directors.
(2)	Mr. Hughes was appointed to the Board of Directors on December 2, 2013.
(3)	Member of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee and independent director.
(4)	On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman of the Board.
(5)	Mr. McKinnon was appointed to the Board of Directors and to the Audit, Compensation and Corporate Governance and Nominating Committees on August 26, 2013.
(6)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. Mr. Hagerty, former Acting Chairman and Lead Director, resumed his role as independent director. Mr. Mueller continues in his role as Chair of the Audit Committee.

The following table sets forth information regarding beneficial ownership of our shares as of March 31, 2014 by each person known by us to be the beneficial owner of more than 10% of our shares and our directors and officers as a group.

	Class A Subordinate Voting Shares		Class B Shares(1)
	Shares	% Class	Shares	% Class	% Total Share Capital	% Total Voting Power
Entities related to and funds advised or managed by Apax Partners(2)	2,862,592	6.9	34,795,491	43.8	31.1	41.9
Intel Corporation	—	—	17,466,633	22.0	14.4	20.9
David Martin(3)	751,299	1.8	27,202,071	34.2	23.1	32.6
Nancy Knowlton(3)	750,299	1.8	27,202,071	34.2	23.1	32.6
All directors and officers as a group(3)(4)(5)	4,820,312	11.5	61,997,562	78.0	55.1	74.7

(1)	On April 17, 2014, Mr. Martin and Ms. Knowlton resigned from the Board of Directors resulting in the automatic conversion of all issued and outstanding Class B Shares of the Company to single vote Class A Subordinate Voting Shares in accordance with the provisions of the Company’s articles and share provisions.
(2)	Represents Class A Subordinate Voting Shares beneficially owned by PCV Belge SCS and Class B Shares beneficially owned by Apax US VII, L.P., which is advised by Apax Partners L.P. and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V – 2, LP), which is managed by Apax Partners LLP. Apax US VII, L.P. and Apax Europe V (collectively, “Apax Partners”) each disclaim beneficial ownership of the Shares held by the other.
(3)	578,999 Class A Subordinate Voting Shares are held directly by Mr. Martin and 577,999 Class A Subordinate Voting Shares are held directly by Ms. Knowlton. 172,300 Class A Subordinate Voting Shares and 27,202,071 Class B Shares are owned by IFF. David Martin and Nancy Knowlton own, directly or indirectly, 100% of the securities of IFF. Mr. Martin and Ms. Knowlton are married to each other, and therefore Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the shares owned by IFF.
(4)	Includes the Class A Subordinate Voting Shares and Class B Shares beneficially owned by entities related to and funds advised or managed by Apax Partners. Mr. Hughes is a senior adviser at Apax Partners but disclaims beneficial ownership of the Class A Subordinate Voting Shares and Class B Shares.
(5)	Includes the directors and officers of SMART Technologies Inc. and SMART Technologies ULC.

The following table sets forth information regarding the impact to the beneficial ownership of our shares as of April 17, 2014, as a result of the resignation of David Martin and Nancy Knowlton and discloses the holdings of each person known by us to be the beneficial owner of more than 10% of our shares and our directors and officers as a group.

	Class A Subordinate Voting Shares
	Shares	% Total Share Capital	% Total Voting Power
Entities related to and funds advised or managed by Apax Partners(1)	37,658,083	31.1	31.1
Intel Corporation	17,466,633	14.4	14.4
David Martin(2)	27,953,370	23.1	23.1
Nancy Knowlton(2)	27,952,370	23.1	23.1
All directors and officers as a group(3)(4)	38,286,505	31.6	31.6

(1)	Represents Class A Subordinate Voting Shares beneficially owned by PCV Belge SCS and Apax US VII, L.P., which is advised by Apax Partners L.P. and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V – 2, LP), which is managed by Apax Partners LLP. Apax US VII, L.P. and Apax Europe V (collectively, “Apax Partners”) each disclaim beneficial ownership of the Shares held by the other.
(2)	578,999 Class A Subordinate Voting Shares are held directly by Mr. Martin and 577,999 Class A Subordinate Voting Shares are held directly by Ms. Knowlton. 27,374,371 Class A Subordinate Voting Shares are owned by IFF. David Martin and Nancy Knowlton own, directly or indirectly, 100% of the securities of IFF. Mr. Martin and Ms. Knowlton are married to each other, and therefore Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the shares owned by IFF.
(3)	Includes the Class A Subordinate Voting Shares beneficially owned by entities related to and funds advised or managed by Apax Partners. Mr. Hughes is a senior adviser at Apax Partners but disclaims beneficial ownership of the Class A Subordinate Voting Shares.
(4)	Includes the directors and officers of SMART Technologies Inc. and SMART Technologies ULC.

Additional Disclosure for Directors and Officers

No director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including SMART), that

•	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

•

is, at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including SMART) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the knowledge of the Company, no director or executive officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.

Legal Proceedings and Regulatory Actions

Securities Class Actions

Historical Background

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO alleging certain violations of federal securities laws in connection with the IPO. These complaints were eventually consolidated in the United States District Court for the Southern District of New York (the “New York Class Action”).

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Ontario Class Action”).

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares (the “California Matter”).

All of the claims in the U.S. and Canada were essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Final Approval of Settlement and Disposition of All Matters

On September 17, 2013, following a fairness hearing, the New York Court issued its final approval of the settlement and final judgment dismissing all claims with prejudice in respect of the New York Class Action.

On September 13, 2013, the Ontario Court issued its final approval of the settlement and final judgment dismissing all Canadian claims with prejudice in respect of the Ontario Class Action.

Following final approval of the class settlement in the New York Class Action, the plaintiffs in the California Matter filed a motion for voluntary dismissal of the action, which the California Court granted on October 10, 2013.

The settlement was funded entirely by insurance maintained by the Company.

The Company considers each of the securities class action matters described herein closed.

Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

Other Litigation

We are involved in various other claims and litigation from time to time arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Interest of Management and Others in Material Transactions

Since April 1, 2011, we have entered into the following transactions and agreements with our principal shareholders, our executive officers and our directors.

Registration Rights

In connection with the investment in our Company by Apax Partners in 2007, we entered into a registration rights agreement with Intel, Apax Partners and IFF, which was amended and restated in connection with the IPO. Those holders will be entitled under the amended and restated registration rights agreement to certain rights with respect to the registration under the securities laws of the United States and/or the securities laws of the provinces and territories of Canada of the Class A Subordinate Voting Shares owned beneficially by them which are referred to as “registrable securities,” as follows.

Underwritten Demand Registration Rights

Each of Intel, Apax Partners and IFF may request that we register for an underwritten offering of no less than $50 million of registrable securities, referred to as “underwritten demands.” Upon their request, we must, subject to some restrictions and limitations, prepare and file a United States registration statement and/or a Canadian prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to be declared effective by the U.S. Securities and Exchange Commission (the “SEC”) or cleared by the applicable Canadian Securities Commissions. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Shelf Registration Rights

Each of Apax Partners, Intel and IFF, may request that we file a United States shelf registration statement and/or a Canadian shelf prospectus covering the resale of no less than $50 million of registrable securities. Upon their request, we must, subject to some restrictions and limitations, prepare and file a United States shelf registration statement and/or a Canadian shelf prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that shelf registration statement or Canadian shelf prospectus covering the sale of the number of shares of registrable securities that are subject to the request to be declared effectively by the SEC or cleared by the applicable Canadian Securities Commission. Each of Apax Partners, Intel and IFF are entitled to request that we effect underwritten offerings pursuant to such shelf registration statement or Canadian shelf prospectus, referred to as “underwritten takedowns.”

Limits on Registration Requests

Each of Apax Partners, Intel and IFF is entitled to request no more than a total of three underwritten demands or underwritten takedowns. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Piggyback Registration Rights

Subject to certain exceptions, if we propose to register any of our Class A Subordinate Voting Shares or equity securities convertible into or exchangeable for our Class A Subordinate Voting Shares under the applicable U.S. securities laws or the applicable securities laws of any province of Canada, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the underwriters of the offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF, entered into a securityholders agreement which, as subsequently amended, provides that such holders will, until the termination of the securityholders agreement, vote their Class B Shares so as to ensure that our Board consists of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel. Intel has informed the Company that it does not intend to exercise its right to nominate a director at this time, and accordingly no Intel nominee sits on the Board as of the date of this AIF. The securityholders agreement also prohibits any amendment of our Articles or By-laws without the unanimous consent of the holders of our Class B Shares.

As result of the resignation of David Martin, Chairman of the Board and Nancy Knowlton from the Board of Directors on April 17, 2014, the Securityholders Agreement was automatically terminated in accordance with its terms.

Director and Officer Indemnification

Our By-laws contain provisions for the indemnification of our directors and officers. Additionally we have entered into indemnity agreements with all our directors and executive officers. We have also entered into indemnity agreements with certain officers and key employees of our main operating subsidiary, SMART Technologies ULC, and other affiliated companies.

Employment Agreements

We have entered into employment agreements with each of our executive officers.

Equity Incentive Plan

Each of our executive officers has been or may be granted stock options, restricted share units and performance share units pursuant to the Equity Incentive Plan. The independent directors of the Company have also been granted deferred share units under that plan, and Messrs. Hagerty and Mueller have been granted stock options under that plan.

Procedures for Related Party Transactions

We have a Related Persons Transactions Policy that governs transactions between us and certain related parties, including our directors and executive officers.

Transfer Agents and Registrars

The Company’s transfer agent and registrar in Canada is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta. The Company’s transfer agent and registrar in the United States is Computershare Trust Company N.A., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Material Contracts

The Company has not entered into any material contracts during the most recently completed fiscal year that are required to be filed pursuant to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

Interests of Experts

KPMG LLP (“KPMG”) are the auditors of the Entity and have confirmed that they are independent with respect to the Entity within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Entity under all relevant U.S. professional and regulatory standards.

Audit Committee

Audit Committee Charter

The Charter for the Company’s Audit Committee is attached as Appendix A to this AIF.

Composition of the Audit Committee

As of March 31, 2014, members of the Audit Committee were Michael J. Mueller (Chair), Robert C. Hagerty and Ian McKinnon. David B. Sutcliffe was a member of the Audit Committee from June 22, 2011 to August 8, 2013 whereupon he ceased to be a member of the Audit Committee when he did not stand for re-election. Ian McKinnon was appointed to the Audit Committee on August 26, 2013. Each current member of the Audit Committee is independent and financially literate.

Relevant Education and Experience of Members of the Audit Committee

Michael J. Mueller

Mr. Mueller has been a director of the Company since July 2010. Mr. Mueller retired from the audit firm PricewaterhouseCoopers (“PwC”) in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice. From his appointment as Partner in 1979 through 2007, Mr. Mueller served PwC in various other capacities, including Managing Partner, National Managing Partner and a member of PwC’s Global Markets Council, Global Advisory Leadership Team and Global Audit Leadership Team. He served on the board of directors of Hydro One Inc., an electricity transmission and distribution company in Ontario, Canada from 2007 to 2014. Mr. Mueller is a Chartered Accountant and a Chartered Business Valuator.

Robert C. Hagerty

Mr. Hagerty has been a director of the Company since July 2010 and in June 2011 was appointed Lead Director. Mr. Hagerty has been CEO and a director of iControl Networks, Inc., a software and services company for the broadband home management market, since September 2011. Mr. Hagerty has, since September 2011, also served as a director of Plantronics, Inc., a personal audio communications company. Mr. Hagerty served Polycom, Inc., a provider of unified communications and collaboration solutions, in various executive capacities and as an advisor from 1997 through 2011, including as Director and President from January 1997; Director, CEO and President from July 1998; and Chairman, Director, CEO and President from March 2000 to May 2010. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He has also held several key executive management positions with Logitech, Inc., a manufacturer of computer input devices, Conner Peripherals Inc., a disk drive company, Signal Corporation, a global designer and provider of safety and security products and solutions, and Digital Equipment Corporation, a computer hardware and software manufacturing firm. Mr. Hagerty served on the board of Palm, Inc., a provider of mobile computing solutions, in various capacities from 2005 to 2010, including Lead Independent Director, Chairman of the Governance and Nominating Committee and Audit Committee member.

Ian McKinnon

Mr. McKinnon was appointed a director of the Company in August 2013. Mr. McKinnon is an experienced technology director and currently serves on the Board of TSX-listed Constellation Software Inc. He is also a Director of two privately held companies. Mr. McKinnon was President and Chief Executive Officer of Certicom Corp. from 2002 to 2007. Prior to 2002 he was Chief Executive Officer for a number of public and private software companies including Promis Systems Corporation, and spent 14 years with Digital Equipment Corporation.

Pre-Approval Policies and Procedures

The Audit Committee has the sole authority to pre-approve all audit and permitted non-audit services provided by the independent auditor. In addition, we have adopted an audit and non-audit services pre-approval policy which sets forth the procedures and conditions pursuant to which services proposed to be performed by our independent auditor must be pre-approved. The policy provides that before our independent auditor may be engaged to render a service, the proposed services may be either pre-approved without consideration of specific case-by-case services by the audit committee; or require specific pre-approval of the committee. For both types of pre-approval, the audit committee considers whether such services are consistent with the SEC’s, the Canadian securities regulators’ and the Public Company Accounting Oversight Board’s rules on auditor independence. The Audit Committee also considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its understanding and knowledge of our business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance our ability to manage or control risk or improve audit quality.

The Audit Committee annually reviews and pre-approves the services that may be provided by the independent auditor pursuant to the audit and non-audit services pre-approval policy. The Audit Committee may add to or delete from the list of pre-approved services from time to time, based on subsequent determinations.

Independent Auditor Service Fees

The aggregate fees billed by KPMG, the Company’s independent registered public accounting firm, for fiscal 2014 and fiscal 2013 for professional services rendered are as follows:

	Year ended March 31,
	2014	2013
	(in thousands)
Audit fees	$765	$883
Tax fees	338	349
All other fees	99	—

Total	$1,202	$1,232

Audit Fees

The aggregate fees billed for professional services rendered by KPMG for the audit of the Company’s annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no fees billed by KPMG during fiscal 2014 and fiscal 2013 for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported as “audit fees” above.

Tax Fees

The aggregate fees billed for professional services rendered by KPMG for tax compliance and tax planning advice.

All Other Fees

The aggregate fees billed for professional services related to general accounting training and providing assistance in assessing the impact of various options related to the future operations of NextWindow during fiscal 2014.

Audit Committee Pre-Approval

All services provided by KPMG during the fiscal years ended March 31, 2014 and 2013 were pre-approved by the audit committee.

Additional Information

Additional information related to the Company can be found on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on our external website at www.smarttech.com. Additional financial information is provided in the Company’s audited consolidated financial statements and the Company’s MD&A for the year ended March 31, 2014, which can be found at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of shareholders, which can be found at www.sedar.com.

APPENDIX A

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of SMART Technologies Inc. (the “Company”). Its primary function is to oversee the accounting, treasury, financial reporting and risk management processes, and the reviews and audits of the financial statements of the Company.

The Committee will assist the Board in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Company;

(b)	the Company’s financial reporting process, system of internal controls, accounting practices and audit process;

(c)	compliance by the Company with legal and regulatory requirements that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board;

(d)	management identification of principal risks in the business and processes to manage these risks;

(e)	the independent auditor’s qualifications and independence; and

(f)	the performance of the Company’s independent auditor.

The Committee will provide an avenue of communication among the auditors, management and the Board. The Committee has the authority to: (i) engage independent counsel and other advisors as it determines necessary to carry out its duties; (ii) set and pay the compensation for any advisors employed by the Committee; and (iii) communicate directly with the independent auditor.

1.	Reporting

The Committee will report to the Board.

2.	Composition of Committee

The Committee will consist of not less than three and not more than five directors, as the Board may determine. All Committee members must qualify as independent directors (i) pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (“NI 52-110”), subject to transitional rules for new reporting issuers, (ii) pursuant to the listing standards of the NASDAQ Stock Market (the “NASDAQ), and (iii) otherwise satisfy the applicable requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (together with the rules promulgated thereunder, the “Exchange Act”) or the NASDAQ, provided that the Board may elect to take advantage of any exception from such requirements provided in the NASDAQ rules.

All members of the Committee must be financially literate, as defined in NI 52-110. At least one member must have accounting or related financial managerial expertise and, in particular, must have (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other comparable experience.

Committee members may not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that this simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and any required public disclosure is made.

3.	Appointment of Committee Members

Members of the Committee will be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee. Any Committee member may be removed or replaced at any time by the Board and will, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

4.	Vacancies

The Board may fill vacancies in the Committee. Whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers, so long as a quorum of members remains in office.

5.	Tenure

The Board will appoint members of the Committee annually following the Company’s annual general meeting. Each member of the Committee will hold office until retirement as a member, or until his or her term as a member of the Board is terminated.

6.	Chair

The Board will, on the recommendation of the Corporate Governance and Nominating Committee, designate one of the Committee members as chair of the Committee (the “Chair”).

If the Chair is unavailable to attend a meeting of the Committee, the Committee may elect, by a vote of a majority of members of the Committee present at the meeting, one of its members present at the meeting to preside over the meeting.

The Chair will have the responsibilities set forth in the “Committee Chair” section of the “Chair of the Board of Directors and Committee Chair General Guidelines” charter. The Chair will not have a casting vote.

7.	Secretary

The Committee will appoint a Secretary, who need not be a member of the Committee or a director of the Company. The Secretary will keep minutes of meetings of the Committee.

8.	Committee Meetings

The Committee will meet at least quarterly at the call of the Chair at times and places to be determined by the Committee. The Chair may call additional meetings as required. Meetings may also be called by the chair of the Board, the Chief Executive Officer (“CEO”) or any member of the Committee.

Committee meetings may be held in person, by video conference, by means of telephone or by any combination of the foregoing. The Committee will convene in camera sessions on a regular basis.

9.	Notice of Meeting

Notice of the time and place of each meeting may be given orally, in writing, by facsimile or by other electronic communication to each member of the Committee at least 48 hours prior to the time fixed for the meeting.

A member may in any manner waive notice of a meeting. Attendance of a member at a meeting will constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the basis that the meeting was not lawfully called.

10.	Agenda

The Chair will establish the agenda of meetings and, where possible, circulate materials sufficiently in advance to provide adequate time for review prior to the meeting.

11.	Quorum

A majority of the Committee members, present in person, by video conference, by telephone or by a combination of these means will constitute a quorum.

The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee entitled to vote on that resolution at a meeting of the Committee.

12.	Attendance at Meetings

The chair of the Board may attend any Committee meeting as a non-voting participant.

The CEO may attend any Committee meeting as a non-voting participant.

If the Company has a lead director, the lead director may attend any Committee meeting as a non-voting participant, provided that the lead director has not already been invited to attend a Committee meeting by virtue of his membership on the Committee.

The Committee may, by invitation, permit others to attend any meeting.

The Committee may request the presence of specified members of management at a meeting and in this case, the management member will attend, if reasonably practical.

13.	Minutes

The Committee will ensure that minutes of its proceedings are kept on a regular basis. The Committee will ensure that the full Board is kept informed of the Committee’s activities by reports provided in a timely fashion after each Committee meeting.

14.	Voting

Decisions of the Committee shall be determined by a majority of the votes cast.

SPECIFIC RESPONSIBILITIES

15.	Oversight in Respect of Financial Disclosure and Accountinq Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements and unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Company contained in a material change report.

(c)	review and discuss with management and the independent auditor and recommend to the Board prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Company or contains estimates or information regarding the Company’s future financial performance or prospects (such as annual and interim profit or loss press releases);

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and any earnings guidance proposed to be provided to analysts and rating agencies;

(d)	receive and review reports from the Company’s Disclosure Committee;

(e)	review audited annual financial statements and related documents in conjunction with the report of the independent auditor and obtain an explanation of management of all significant variances between comparative reporting periods;

(f)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

(g)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Company’s procedures that are in place for the review of the Company’s public disclosure of financial information that is extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures;

(h)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Company in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor; and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(i)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Company’s financial statements;

(j)	review with management and the independent auditor significant reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(k)	review the plans of management or the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(l)	discuss with management and the independent auditor any proposed changes in major accounting policies, standards or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(m)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

(n)	review disclosures by the Company’s CEO and Chief Financial Officer during their certification processes about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

(o)	in consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls, discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures;

(p)	monitor the quality and integrity of the Company’s system of internal controls, disclosure controls and management information systems through discussions with management and the independent auditor;

(q)	be responsible for monitoring any changes in the Company’s internal controls over financial reporting and for ensuring that any change that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting is disclosed in the Company’s most recent annual or interim management’s discussion and analysis;

(r)	oversee investigations of alleged fraud and illegality relating to the Company’s finances and any resulting actions;

(s)	discuss with management the Company’s material financial risk exposures and the steps management has taken to monitor and control these exposures, including the Company’s financial risk assessment and financial risk management policies;

(t)	meet separately, periodically, with management to discuss matters within the Committee’s purview; and

(u)	report regularly to the Board, both with respect to the activities of the Committee generally and with respect to any issues that arise regarding the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, or the performance and independence of the independent auditor.

16.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory requirements, the Committee will be directly responsible for recommending to the Board the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Company. The Committee will also be directly responsible for the approval of the fees to be paid to the independent auditor for audit services, and for pre-approval of the retention of the independent auditor for any permitted non-audit services. The Committee will also be directly responsible for the retention, termination, compensation and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the independent auditor regarding financial reporting, if any. The independent auditor will report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)

review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Company that may reasonably be thought to bear on the independence of the independent auditor with respect to the Company, including the matters set forth in Independence Standards Board Standard No. 1, review any reported relationships or services that may impact the objectivity and independence of the independent auditor, take appropriate action to oversee the independence of the independent auditor, and consider applicable auditor independence standards;

(b)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(c)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with these issues;

(d)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(e)	evaluate at least annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Company;

(f)	meet with the independent auditor prior to the annual audit to review the planning, staffing and timing of the audit;

(g)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(h)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	report to the Board on such meetings.

(i)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(j)	on an annual basis, review and discuss with the independent auditor all significant relationships it has with the Company that could impair the auditor’s independence;

(k)	when there is a change of independent auditor, review all issues and provide documentation related to the change, as required under applicable securities laws;

(l)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(m)	review all reportable events, including disagreements, unresolved issues and consultations, on a routine basis, whether or not there is a change of independent auditor;

(n)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(o)	confirm through discussions with management and the independent auditor that generally accepted accounting principles (including U.S. GAAP) and all applicable laws or regulations related to financial reporting and disclosure have been complied with;

(p)	review and approve the Company’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor (as more particularly described in the attached Exhibit “A”, as the same may be amended by the Committee from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Company’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Company, regardless whether that person was a member of the Company’s audit team; and

(q)	obtain assurance from the independent auditor that the audit was conducted in a manner consistent with Section 10A of the Exchange Act.

17.	Oversight in Respect of Risk Management

The Committee will develop guidelines and policies to govern the process by which the Company undertakes risk assessment and risk management, and will:

(a)	identify, assess and monitor the risks inherent in the business of the Company and establish and monitor compliance with policies and procedures necessary to address, as much as is reasonably possible, those identified risks;

(b)	review and assess the adequacy of the Company’s risk management policies, systems, controls and procedures with respect to the Company’s principal business risks, and report regularly to the Board;

(c)	monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(d)	in conjunction with management, review on an annual basis all aspects of the Company’s risk management program, including insurance coverage, foreign exchange exposures and investments, disaster recovery and business continuity plans;

(e)	review with management the presentation and impact of significant risks and uncertainties associated with the business of the Company;

(f)	review with management and bring to the attention of the auditors any correspondence with regulators or government agencies, employee complaints, or published reports that raises material issues regarding the Company’s financial statements or accounting policies;

(g)	review with management any litigation, claim or other contingency, including tax assessments, which could have a material effect upon the financial position of operating results, and the manner in which these matters have been disclosed in the financial statements;

(h)	discuss with management, at least annually, the guidelines and policies utilized by management with respect to financial risk assessment and management, and the major financial risk exposures and the procedures to monitor and control such exposures in order to assist the Committee to assess the completeness, adequacy and appropriateness of financial risk disclosure in management’s discussion and analysis of financial condition and results of operations and in the Company’s annual and quarterly financial statements; and

(i)	oversee the investigation of alleged fraud, illegal acts and conflicts of interest, subject to a determination by the Board that any investigation should be conducted by the Board or another committee.

18.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	monitor compliance with the Company’s Audit and Non-Audit Services Pre-Approval Policy;

(b)	adopt and periodically consider necessary amendments to the Company’s Audit and Non-Audit Services Pre-Approval Policy;

(c)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services to be provided to the Company by the independent auditor, subject to any exceptions provided in the Exchange Act; and

(d)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant such pre-approvals, provided that the decision of any member to whom authority is delegated to pre-approve a service must be presented to the Committee at its next scheduled meeting.

19.	Oversight in Respect of Other Items

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	review with management at least annually the financing strategy and plans of the Company;

(b)	enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Committee by any member of the Board, a shareholder of the Company, the independent auditors or management;

(c)	on at least an annual basis, review, with the Company’s counsel, any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies;

(d)	monitor compliance with the Company’s Policy Regarding Transactions with Related Persons;

(e)	adopt and periodically consider necessary amendments to the Company’s Policy Regarding Transactions with Related Persons;

(f)	be responsible for the review of all related-party transactions, as such term is defined by the rules of the NASDAQ and the Securities and Exchange Commission and other matters including conflicts of interest;

(g)	to the extent appropriate, ensure that appropriate processes are in place for approval of the expenses of the chair of the Board and the CEO; and

(h)	review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

20.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will:

(a)	ensure the preparation and filing of each annual and interim certificate to be signed by each of the CEO and Chief Financial Officer of the Company in accordance with applicable securities laws;

(b)	oversee the establishment of a procedure to ensure the accuracy of the matters certified by the Company’s certifying officers as required under applicable securities laws and make reasonable inquiries to ensure that interim and annual filings are true and accurate in all material respects, do not omit to state a material fact or contain any misrepresentations and ensure that all necessary information as required under applicable securities laws is disclosed in the Company’s interim and annual filings;

(c)	review with the General Counsel the Company’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board;

(d)	administer the Company’s Whistleblower Policy for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, disclosure controls or auditing matters and any violation of the Company’s Code of Conduct and Code of Ethics for CEO and Senior Financial Officers and the confidential, anonymous submission of concerns by employees of the Company regarding any of these matters;

(e)	develop, maintain, monitor and update as may be required the Code of Conduct and Code of Ethics for CEO and Senior Financial Officers; and

(f)	periodically review the Company’s disclosure policy.

21.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to guarantee the quality of the Company’s accounting practices or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. To the extent that procedures included in this Charter go beyond what is required of an Audit Committee by existing law and regulation, such procedures are meant to serve as guidelines rather than inflexible rules and the Committee may adopt such different or additional procedures as it deems necessary from time to time. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Company appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day-to-day operation or performance of these activities. A member having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” is not to have imposed upon him or her a higher degree of individual responsibility or obligation than that imposed on other directors generally. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Company and the integrity of the professional and experts (including the Company’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professional or experts.

22.	Funding for Audit and Oversight Functions

The Committee has the sole authority to determine (subject to Board confirmation as required), and to require the Company to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to independent counsel and other advisors engaged by the Committee, as it deems necessary to carry out the Committee’s duties; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

23.	Committee Evaluation

The Committee’s performance will be evaluated regularly, in accordance with a process developed by the Corporate Governance and Nominating Committee and approved by the Board, and the results of that evaluation will be reported to the Corporate Governance and Nominating Committee and to the Board.

24.	Review of Committee’s Charter

The Committee will assess the adequacy of this charter on an annual basis and recommend changes as appropriate to the Corporate Governance and Nominating Committee.

25.	Miscellaneous

The Committee will have full access to management and to records of the Company as reasonably required to discharge its responsibilities.

The Committee may engage outside resources and advisors at the expense of the Company if deemed advisable.

The Committee, upon approval by a majority of its members and to the extent permissible under applicable law, may delegate its duties and responsibilities to subcommittees comprised of one or more members.

The Committee may, to preserve required or desirable confidentiality or privacy concerns, limit disclosure of its proceedings or decisions as reasonably required and appropriate.

EXHIBIT A

Hiring Policies Regarding Partners and Employees of the Independent Auditor and Certain of Their Family Members

The Committee has approved the following policy for the hiring of current partners and employees or former partners and employees of the Company’s independent auditor or certain of their family members.

1.	The Company shall not hire a current partner, principal, shareholder or professional employee of the independent auditor to serve as a member of its board of directors.

2.	The Company shall not hire the spouse, spousal equivalent, parent, dependent, nondependent child or sibling of a covered person in an accounting role or financial reporting oversight role.

3.	The Company shall not hire a former partner, principal, shareholder or professional employee of the independent auditor in an accounting role or a financial reporting oversight role, unless the individual:

•	does not influence the independent auditor’s operations or financial policies;

•	has no capital balances in the independent auditor; and

•	has no financial arrangement with the independent auditor (other than retirement benefits permitted by Rule 2-01(c)(2)(iii)(A)(3) of SEC Regulation S-X).

4.	The Company shall not hire a former partner, principal, shareholder or professional employee of the independent auditor for a position with the Company in an accounting role or a financial reporting oversight role, if such individual was the lead or concurring partner, or any other member of the audit engagement team who provided more than ten hours of audit, review, or attest services for the Company, unless in each case the employment with the independent auditor terminated at least one year prior to the date that audit procedures commenced for the fiscal period that includes the date of initial employment of the former audit engagement team member.

5.	Certain of the terms used in this policy are defined as follows:

a.	An “accounting role” means a role in which a person is in a position to, or does, exercise more than minimal influence over the contents of the accounting records or anyone who prepares them.

b.	An “audit engagement team” includes all partners and professional employees who participate in an audit, review or attestation engagement of the Company, including audit partners and all persons who consult with others on the audit engagement team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events.

c.	An “audit partner” means a partner or persons in an equivalent position (other than a partner who consults with others on the audit engagement team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events) who is a member of the audit engagement team and who has responsibility for decision-making on significant auditing, accounting and reporting matters that affect the financial statements, or who maintains regular contact with management and the Committee and includes the following:

•	the lead or coordinating audit partner having primary responsibility for the audit or review (the “lead partner”);

•	the partner performing a second level of review to provide additional assurance that the financial statements subject to the audit or review are in conformity with generally accepted accounting principles and the audit or review and any associated report are in accordance with generally accepted auditing standards and rules promulgated by the SEC or the Public Company Accounting Oversight Board (the “concurring or reviewing partner”);

•	other audit engagement team partners who provide more than ten hours of audit, review or attest services in connection with the annual or interim consolidated financial statements; and

•	other audit engagement team partners who serve as the lead partner in connection with any audit or review related to the annual or interim financial statements of the Company’s subsidiary whose assets or revenues constitute 20% or more of the assets or revenues of the Company’s consolidated assets or revenues.

d.	A “covered person” means:

i.	The audit engagement team;

ii.	all persons who

1.	supervise or have direct management responsibility for the audit, including all successively senior levels through the independent auditor’s chief executive,

2.	evaluate the performance or recommend the compensation of the audit engagement partner, or

3.	provide quality control or other oversight of the audit;

iii.	any other partner, principal, shareholder or managerial employee of the independent auditor who has provided ten or more hours of non-audit services to the Company for the period beginning on the date the audit services are provided and ending on the date the independent auditor signs the report on the financial statements for the fiscal year during which those services are provided, or who expects to provide ten or more hours of non-audit services to the Company on a recurring basis; and

iv.	any other partner, principal or shareholder from the office of the independent auditor in which the lead audit engagement partner primarily practices in connection with the audit.

e.	A “financial reporting oversight role” means a role in which an individual is in a position to, or does, exercise influence over the contents of the financial statements or anyone who prepares them, such as when the individual is a member of the board of directors or similar management or governing body, chief executive officer, president, chief financial officer, chief operating officer, general counsel, chief accounting officer, controller, director of internal audit, director of financial reporting, treasurer, or any equivalent position.

Prior to making a decision to hire any current or former employee of the independent auditor, the Committee may take into account any advice by the General Counsel of the Company that a proposed hiring is not barred by independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the NASDAQ.

The Committee will review annually a report to be provided by the Chief Financial Officer of the Company of any hiring during the preceding fiscal year of partners and employees of the Company’s independent auditor, including the identity and position within the Company of any person hired.